Exhibit 99.1

As used herein, the “Company” refers to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMPSA and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended June 30, 2023			Three months ended June 30, 2022
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,255	—	1,255	1,303	—	1,303
Cost of sales		(1,109)	(37)	(1,146)	(1,123)	(16)	(1,139)
Gross profit		146	(37)	109	180	(16)	164
Sales, general and administration expenses		(60)	(3)	(63)	(53)	(4)	(57)
Intangible amortization		(35)	—	(35)	(35)	—	(35)
Operating profit		51	(40)	11	92	(20)	72
Net finance (expense)/income	6	(49)	26	(23)	(34)	74	40
(Loss)/profit before tax		2	(14)	(12)	58	54	112
Income tax credit/(charge)		—	2	2	(16)	4	(12)
(Loss)/profit for the period		2	(12)	(10)	42	58	100

(Loss)/profit attributable to:
Equity holders				(10)			100
Non-controlling interests				—			—
(Loss)/profit for the period				(10)			100

(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share attributable to equity holders	7			$(0.03)			$0.17

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Six months ended June 30, 2023			Six months ended June 30, 2022
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	2,386	—	2,386	2,440	—	2,440
Cost of sales		(2,117)	(47)	(2,164)	(2,109)	(30)	(2,139)
Gross profit		269	(47)	222	331	(30)	301
Sales, general and administration expenses		(116)	(12)	(128)	(109)	(8)	(117)
Intangible amortization		(70)	—	(70)	(71)	—	(71)
Operating profit		83	(59)	24	151	(38)	113
Net finance (expense)/income	6	(99)	53	(46)	(62)	125	63
(Loss)/profit before tax		(16)	(6)	(22)	89	87	176
Income tax credit/(charge)		5	6	11	(25)	6	(19)
(Loss)/profit for the period		(11)	—	(11)	64	93	157

(Loss)/profit attributable to:
Equity holders				(11)			157
Non-controlling interests				—			—
(Loss)/profit for the period				(11)			157

(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share attributable to equity holders	7			$(0.04)			$0.26

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2023	2022	2023	2022
	Note	$'m	$'m	$'m	$'m
(Loss)/profit for the period		(10)	100	(11)	157

Other comprehensive (expense)/income:
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		3	1	7	2
		3	1	7	2
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(33)	(49)	(59)	40
-Movement out of reserve to income statement		5	—	12	—
-Movement in deferred tax		3	15	5	7
		(25)	(34)	(42)	47
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	(7)	24	(8)	52
-Deferred tax movement on employee benefit obligations		2	(7)	2	(15)
		(5)	17	(6)	37

Total other comprehensive (expense)/income for the period		(27)	(16)	(41)	86

Total comprehensive (expense)/income for the period		(37)	84	(52)	243

Attributable to:
Equity holders		(37)	84	(52)	243
Non-controlling interests		—	—	—	—
Total comprehensive (expense)/income for the period		(37)	84	(52)	243

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At June 30,	At December 31,
		2023	2022
	Note	$'m	$'m
Non-current assets
Intangible assets	8	1,431	1,473
Property, plant and equipment	8	2,575	2,390
Derivative financial instruments		2	9
Deferred tax assets		75	54
Employee benefit assets		20	27
Other non-current assets		4	4
		4,107	3,957
Current assets
Inventories		570	567
Trade and other receivables		587	509
Contract assets		270	239
Derivative financial instruments		19	38
Cash, cash equivalents and restricted cash		182	555
		1,628	1,908
TOTAL ASSETS		5,735	5,865

Equity attributable to owners of the parent
Equity share capital	9	267	267
Share premium	9	5,989	5,989
Other reserves	16	(5,692)	(5,657)
Retained earnings		(292)	(144)
		272	455
Non-controlling interests		5	—
TOTAL EQUITY		277	455

Non-current liabilities
Borrowings	10	3,611	3,524
Employee benefit obligations		149	149
Derivative financial instruments		41	17
Deferred tax liabilities		146	158
Other liabilities and provisions	12	49	98
		3,996	3,946
Current liabilities
Borrowings	10	140	68
Interest payable		14	13
Derivative financial instruments		49	40
Trade and other payables		1,199	1,298
Income tax payable		33	35
Provisions	12	27	10
		1,462	1,464
TOTAL LIABILITIES		5,458	5,410
TOTAL EQUITY and LIABILITIES		5,735	5,865

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent

	Equity						Non-
	share	Share	Treasury	Other	Retained		controlling
	capital	premium	shares	reserves	earnings	Total	interests	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$’m	$'m
	Note 9	Note 9		Note 16
At January 1, 2022	7	5,992	—	(5,593)	(120)	286	—	286
Profit for the period	—	—	—	—	157	157	—	157
Other comprehensive income	—	—	—	49	37	86	—	86
Hedging gains transferred to cost of inventory	—	—	—	(72)	—	(72)	—	(72)
Transactions with owners in their capacity as owners
Shares acquired by AMPSA (Treasury shares)	—	—	(3)	—	—	(3)	—	(3)
Dividends (Note 14)	—	—	—	—	(121)	(121)	—	(121)
At June 30, 2022	7	5,992	(3)	(5,616)	(47)	333	—	333

At January 1, 2023	267	5,989	—	(5,657)	(144)	455	—	455
Loss for the period	—	—	—	—	(11)	(11)	—	(11)
Other comprehensive expense	—	—	—	(35)	(6)	(41)	—	(41)
Hedging losses transferred to cost of inventory	—	—	—	6	—	6	—	6
NOMOQ acquisition (Note 8)	—	—	—	(6)	—	(6)	5	(1)
Transactions with owners in their capacity as owners
Dividends (Note 14)	—	—	—	—	(131)	(131)	—	(131)
At June 30, 2023	267	5,989	—	(5,692)	(292)	272	5	277

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2023	2022	2023	2022
	Note	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations	13	302	91	74	(103)
Net interest paid *		(74)	(48)	(82)	(51)
Settlement of foreign currency derivative financial instruments *	10	1	20	(11)	30
Income tax paid		(6)	(8)	(15)	(15)
Cash flows from/(used in) operating activities		223	55	(34)	(139)

Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(96)	(169)	(222)	(286)
Net cash used in investing activities		(96)	(169)	(222)	(286)

Cash flows (used in)/received from financing activities
Proceeds from borrowings		34	600	70	700
Repayment of borrowings		(10)	(105)	(12)	(109)
Deferred debt issue costs paid		(1)	(4)	(2)	(6)
Lease payments		(22)	(13)	(38)	(26)
Dividends paid	14	(65)	(121)	(131)	(121)
Treasury shares purchased		—	(3)	—	(3)
Other financing activities		—	(1)	—	(1)
Net cash (used in)/received from financing activities		(64)	353	(113)	434

Net increase/(decrease) in cash, cash equivalents and restricted cash		63	239	(369)	9

Cash, cash equivalents and restricted cash at beginning of period		124	225	555	463
Foreign exchange losses on cash, cash equivalents and restricted cash		(5)	(28)	(4)	(36)
Cash, cash equivalents and restricted cash at end of period		182	436	182	436

*Prior year amounts which had been included in Interest paid previously have been reclassified to conform to the current year presentation.

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Metal Packaging S.A. (the “Company”) was incorporated in the Grand Duchy of Luxembourg on January 20, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Ardagh Metal Packaging S.A. and its subsidiaries (together the “Group” or “AMP”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of the leading global, regional and national beverage producers. AMP operates 24 production facilities in Europe and the Americas and employs approximately 6,300 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the board of directors (the “Directors”) of the Company (the “Board”) on July 25, 2023.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and six months ended June 30, 2023 and 2022, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2022 which was prepared in accordance with International Financial Reporting Standards (“IFRS”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2023 have been assessed by the Directors. No new standards or amendments to

Ardagh Metal Packaging S.A.

existing standards effective January 1, 2023 have had or are expected to have a material impact for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going, but is not expected to have a material impact for the Group.

4.     Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the Chief Operating Decision Maker (“CODM”). The CODM has been identified as being the Board and Chief Financial Officer.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance income or expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of (loss)/profit for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
(Loss)/profit for the period	(10)	100	(11)	157
Income tax (credit)/charge	(2)	12	(11)	19
Net finance expense/(income)	23	(40)	46	(63)
Depreciation and amortization	100	89	198	175
Exceptional operating items	40	20	59	38
Adjusted EBITDA	151	181	281	326

Segment results for the three months ended June 30, 2023 and 2022 are:

	Revenue		Adjusted EBITDA
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Europe	555	533	64	61
Americas	700	770	87	120
Group	1,255	1,303	151	181

Segment results for the six months ended June 30, 2023 and 2022 are:

	Revenue		Adjusted EBITDA
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Europe	1,041	1,032	113	117
Americas	1,345	1,408	168	209
Group	2,386	2,440	281	326

One customer accounted for greater than 10% of total Group revenue across both reportable segments in the three and six months ended June 30, 2023 (2022: one).

Ardagh Metal Packaging S.A.

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and, therefore, additional disclosures relating to product lines are not necessary.

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	552	—	3	555
Americas	—	608	92	700
Group	552	608	95	1,255

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	530	2	1	533
Americas	—	597	173	770
Group	530	599	174	1,303

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,030	7	4	1,041
Americas	—	1,150	195	1,345
Group	1,030	1,157	199	2,386

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,025	4	3	1,032
Americas	—	1,116	292	1,408
Group	1,025	1,120	295	2,440

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Over time	998	1,036	1,910	1,950
Point in time	257	267	476	490
Group	1,255	1,303	2,386	2,440

Ardagh Metal Packaging S.A.

5.     Exceptional items

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Start-up related and other costs	11	16	21	30
Impairment - property, plant and equipment	11	—	11	—
Restructuring costs	15	—	15	—
Exceptional items – cost of sales	37	16	47	30
Transaction-related and other costs	3	4	12	8
Exceptional items – SG&A expenses	3	4	12	8
Exceptional net finance income	(26)	(74)	(53)	(125)
Exceptional items – net finance income	(26)	(74)	(53)	(125)
Exceptional income tax credit	(2)	(4)	(6)	(6)
Total exceptional items, net of tax	12	(58)	—	(93)

ss

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2023

Exceptional items of $6 million, before tax, have been recognized in the six months ended June 30, 2023, primarily comprising:

●	$21 million start-up related and other costs in the Americas ($14 million) and Europe ($7 million), primarily relating to the Group’s investment programs.
●	$11 million and $15 million relating to the impairment of property, plant and equipment and restructuring costs respectively, in Europe following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility.
●	$12 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group S.A.’s (“AGSA”) acquisition of the beverage can business and $6 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$53 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Public Warrants and Private Warrants.
●	Tax credits of $6 million have been incurred relating to the above exceptional items.

2022

Exceptional items of $87 million, before tax, have been recognized in the six months ended June 30, 2022, primarily comprising:

●	$30 million start-up related and other costs in Europe ($16 million) and the Americas ($14 million), primarily relating to the Group’s investment programs.
●	$8 million transaction-related and other costs, primarily relates to professional advisory fees in relation to costs related to transformation initiatives.
●	$125 million net exceptional finance income relates to a gain on movements in the fair market values of $146 million on the Earnout Shares and Public and Private Warrants, partly offset by a foreign currency loss of $21 million thereon.
●	Tax credits of $6 million have been incurred relating to the above exceptional items.

Ardagh Metal Packaging S.A.

6.     Net finance expense/(income)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Senior Secured Green and Senior Green Notes	33	25	66	48
Net pension interest costs	1	1	2	2
(Gains)/ losses on derivative financial instruments	(1)	—	3	—
Foreign currency translation losses	2	3	4	4
Other net finance expense	14	5	24	8
Net finance expense before exceptional items	49	34	99	62
Exceptional finance income (note 5)	(26)	(74)	(53)	(125)
Net finance expense/(income)	23	(40)	46	(63)

#

7.     (Loss)/earnings per share

Basic (loss)/earnings per share (“EPS”) is calculated by dividing the (loss)/profit for the period attributable to equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement (loss)/profit and share data used in the basic EPS calculations:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
(Loss)/profit attributable to equity holders as presented in the income statement	(10)	100	(11)	157
Less: Dividend on preferred shares (see note 14)	(6)	—	(12)	—
(Loss)/profit attributable to equity holders used in calculating earnings per share	(16)	100	(23)	157
Weighted average number of ordinary shares for EPS (millions)	597.6	603.3	597.6	603.3
(Loss)/earnings per share	$(0.03)	$0.17	$(0.04)	$0.26

Diluted (loss)/earnings per share is consistent with basic (loss)/earnings per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 9 for details of any transactions involving the ordinary shares for the three and six months ended June 30, 2023.

Ardagh Metal Packaging S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2023	1,473	2,390
Additions	5	297
Acquisition	6	4
Disposals	—	(4)
Impairment	—	(11)
Charge for the period	(70)	(128)
Foreign exchange	17	27
Net book value at June 30, 2023	1,431	2,575

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”), a start-up digital can printer based in Zurich, Switzerland, for an initial consideration of €15 million, with a further €10 million payable in 2024, subject to NOMOQ achieving certain milestones. Net of €15 million cash acquired; the transaction did not result in a cash outflow for the Group. These consolidated financial statements include management’s preliminary estimate of the fair values of assets acquired and liabilities assumed. In conjunction with this transaction, the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. An initial estimate of the fair value of such obligation, which has been reflected in other reserves and other liabilities and provisions, respectively, has been calibrated such that the present value of the liability is equal to the fair value of the NCI that is subject to the put and call arrangement as of the valuation date.

At June 30, 2023, the carrying amount of goodwill included within intangible assets was $990 million (December 31, 2022: $976 million).

At June 30, 2023, the carrying amount of the right-of-use assets included within property, plant and equipment was $397 million (December 31, 2022: $327 million).

The Group recognized a depreciation charge of $128 million in the six months ended June 30, 2023 (2022: $104 million), of which $32 million (2022: $26 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amount of the goodwill is fully recoverable as at June 30, 2023.

Ardagh Metal Packaging S.A.

9.	Equity share capital and share premium

Issued and fully paid shares:

	Total ordinary shares (par value €0.01)	Total share capital	Total share premium
	(million)	$'m	$'m
At June 30, 2023 and at December 31, 2022	597.6	267	5,989

There were no material share transactions in the three and six months ended June 30, 2023.

10.     Financial assets and liabilities

At June 30, 2023 the Group’s net debt and available liquidity was as set out below:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	489	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	543	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	USD	407	06-Aug-26	Revolving	—	70	337
Lease obligations	Various	—	—	Amortizing	—	392	—
Other borrowings	Various	—	Rolling	Amortizing	—	40	—
Total borrowings						3,784	337
Deferred debt issue costs						(33)	—
Net borrowings						3,751	337
Cash, cash equivalents and restricted cash						(182)	182
Derivative financial instruments used to hedge foreign currency and interest rate risk						12	—
Net debt / available liquidity						3,581	519

The fair value of the Group’s total borrowings, excluding lease obligations at June 30, 2023 is $2,847 million (December 31, 2022: $2,742 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as the incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2022 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	480	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	533	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	USD	415	06-Aug-26	Revolving	—	—	415
Lease obligations	Various	—	—	Amortizing	—	327	—
Other borrowings	Various	—	Rolling	Amortizing	—	40	—
Total borrowings						3,630	415
Deferred debt issue costs						(38)	—
Net borrowings						3,592	415
Cash, cash equivalents and restricted cash						(555)	555
Net debt / available liquidity						3,037	970

The maturity profile of the Group’s net borrowings is as follows:

	At June 30,	At December 31,
	2023	2022
	$'m	$'m
Within one year or on demand	140	68
Between one and three years	132	100
Between three and five years	720	704
Greater than five years	2,792	2,758
Total borrowings	3,784	3,630
Deferred debt issue costs	(33)	(38)
Net borrowings	3,751	3,592

Earnout Shares and Warrants

Please refer to note 12 for further details about the recognition and measurement of the Earnout Shares as well as the Public Warrants and Private Warrants.

Financing activity

Lease obligations at June 30, 2023 of $392 million (December 31, 2022: $327 million), primarily reflects $103 million of new lease liabilities, partly offset by $38 million of principal repayments, in the six months ended June 30, 2023.

At June 30, 2023, the Group had $337 million available under the Global Asset Based Loan Facility (December 31, 2022: $415 million).

Ardagh Metal Packaging S.A.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility and other borrowings – the fair values of the borrowings in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – The fair values of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private Warrants and Public Warrants – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.

Foreign currency derivative financial instruments

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Cash of $1 million was received and cash of $11 million was paid in respect of hedging in the three and six months ended June 30, 2023 respectively (2022: $20 million and $30 million recieved) and is presented as settlement of foreign currency derivative instruments in the unaudited consolidated interim statement of cash flows.

Cross currency interest rate swaps

In the six months ended June 30, 2023, the Group entered into a series of CCIRS, swapping $300 million into synthetic GBP debt. These CCIRS were designated as hedge accounting arrangements to hedge certain portions of it borrowings and interest thereon, and had a net liability position of $12 million at June 30, 2023.

11.   Employee benefit assets and obligations

Employee benefit assets and obligations at June 30, 2023 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. A net re-measurement loss of $7 million and $8 million (2022: gain of $24 million and $52 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three and six months ended June 30, 2023, respectively.

The re-measurement loss recognized for the three months ended June 30, 2023 consisted of a decrease in the asset valuations of $14 million (2022: decrease of $59 million), partly offset by a decrease in the obligations of $7 million (2022: decrease of $83 million).

The re-measurement loss recognized for the six months ended June 30, 2023 consisted of a decrease in asset valuations of $7 million (2022: decrease of $95 million) and an increase in the obligations of $1 million (2022: decrease of $147 million).

Ardagh Metal Packaging S.A.

12.   Other liabilities and provisions

	At June 30,	At December 31,
	2023	2022
	$'m	$'m
Other liabilities
Non-current	35	83
Provisions
Current	27	10
Non-current	14	15
	76	108

Other liabilities

Earnout shares

AGSA has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMP to AGSA subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 ‘Financial Instruments: Presentation’, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMP issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated interim financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate (4%); and traded closing AMP share price, with estimates of volatility (50%) (December 31, 2022: volatility 50%) and dividend yield. The estimated valuations of the liability at June 30, 2023, and December 31, 2022, were $27 million and $76 million, respectively. Changes in the fair market valuation of the Earnout Shares of $49 million have been reflected as exceptional finance income within net finance expense for the six months ended June 30, 2023 (June 30, 2022: $130 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as at June 30, 2023, of approximately $10 million (December 31, 2022: $17 million).

Warrants

AMP warrants are exercisable for the purchase of ordinary shares in AMP at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated interim financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate (4%), with estimates for volatility (50%) (December 31, 2022: volatility 50%) and dividend yield. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuations of the liability at June 30, 2023, and December 31, 2022, were $2 million and $7 million, respectively. Changes in the valuation of the Public and Private Warrants of $5 million have been reflected as exceptional finance income within net finance expense for the six months ended June 30, 2023 (June 30, 2022: $16 million). Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the Private Warrants at June 30, 2023 (December 31, 2022: $1 million).

Please refer to note 8 – Intangible assets and property, plant and equipment and note 5 – Exceptional Items for further information on the NOMOQ acquisition and the Weissenthurm provision respectively.

Ardagh Metal Packaging S.A.

13.   Cash used in operating activities

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
(Loss)/profit for the period	(10)	100	(11)	157
Income tax (credit)/charge	(2)	12	(11)	19
Net finance expense/(income)	23	(40)	46	(63)
Depreciation and amortization	100	89	198	175
Exceptional operating items	40	20	59	38
Movement in working capital	171	(70)	(175)	(395)
Exceptional costs paid, including restructuring	(20)	(20)	(32)	(34)
Cash used in operations	302	91	74	(103)

14.   Dividends

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend for 2023: $0.10 per share	—	—	60	—
Interim dividend for 2023: $0.10 per share	59	—	59	—
Interim dividend for 2022: $0.10 per share	—	60	—	60
Interim dividend for 2022: $0.10 per share	—	61	—	61
Cash dividends on preferred shares declared and paid:
Interim dividend for 2023	—	—	6	—
Interim dividend for 2023	6	—	6	—
	65	121	131	121

On February 21, 2023, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $60 million was paid on March 28, 2023 to shareholders of record on March 14, 2023. On February 21, 2023, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on March 28, 2023.

On April 25, 2023, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $59 million was paid on June 28, 2023 to shareholders of record on June 14, 2023. On April 25, 2023, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on June 28, 2023.

15.   Related party transactions

(i)	Pension scheme – the pension schemes are related parties. For details for all significant transactions during the year, see note 11.
(ii)	Services Agreement between the Company and AGSA. A net charge of $10 million and $19 million has been included in SG&A expenses for the three and six months ended June 30, 2023, respectively (2022: $9 million and $19 million).
(iii)	Earnout Shares – see note 12.

Ardagh Metal Packaging S.A.

(iv)	Movement in working capital in the three and six months ended June 30, 2023 includes transaction and other costs reimbursed of $nil and $2 million to AGSA (2022: reimbursed to AGSA of $1 million and $12 million reimbursed from AGSA).
(v)	Dividends – see note 14.
(vi)	In the six months ended June 30, 2023, transactions with Trivium Packaging B.V., an associate of AMPSA, were immaterial.

There were no other significant related party transactions in the three and six months ended June 30, 2023.

16. Other reserves

	Foreign currency translation reserve	Cash flow hedge reserve	Other reserves	Total other reserves
	$'m	$'m	$'m	$'m
At January 1, 2022	(28)	82	(5,647)	(5,593)
Total other comprehensive income for the period	2	47	—	49
Hedging gains transferred to cost of inventory	—	(72)	—	(72)
At June 30, 2022	(26)	57	(5,647)	(5,616)

At January 1, 2023	(18)	8	(5,647)	(5,657)
Total other comprehensive expense for the period	7	(42)	—	(35)
Hedging losses transferred to cost of inventory	—	6	—	6
NOMOQ acquisition (note 8)	—	—	(6)	(6)
At June 30, 2023	(11)	(28)	(5,653)	(5,692)

17.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or

Ardagh Metal Packaging S.A.

anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change on the Group has not resulted in a contingent obligation at June 30, 2023.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

Other matters

On March 28, 2023, the Brazilian beverages company, Grupo Petrópolis, which is a customer of AMPSA, filed for a court-supervised reorganization. The Group has assessed the impact of the Grupo Petrópolis filing and concluded that there is no impact on the statement of financial position for the six months ended June 30, 2023.

18.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan Facility.

19.   Events after the reporting period

On July 25, 2023, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend will be paid on September 28, 2023 to shareholders of record on September 14, 2023.

On July 25, 2023, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend will be paid on September 28, 2023 to shareholders of record on September 14, 2023.

Ardagh Metal Packaging S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2023, including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit or (loss)/profit for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business drivers

The main factors affecting the results of the Group’s operations are: (i) global economic trends and end-consumer demand for our products and production capacity of our production facilities; (ii) prices of raw materials and energy used in our business, primarily aluminum, steel, and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

AMP

AMP generates its revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including customer marketing and pricing conditions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to the holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

Our Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of our cost of sales include (i) variable costs, such as, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs; and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. In addition sales, marketing and administrative costs also impact Adjusted EBITDA. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Ardagh Metal Packaging S.A.

Results of operations

Three months ended June 30, 2023 compared with three months ended June 30, 2022:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2023	2022
Revenue	1,255	1,303
Cost of sales	(1,146)	(1,139)
Gross profit	109	164
Sales, general and administration expenses	(63)	(57)
Intangible amortization	(35)	(35)
Operating profit	11	72
Net finance (expense)/income	(23)	40
(Loss)/profit before tax	(12)	112
Income tax credit/(charge)	2	(12)
(Loss)/profit for the period	(10)	100

Revenue

Revenue in the three months ended June 30, 2023 decreased by $48 million, or 4%, to $1,255 million, compared with $1,303 million in the three months ended June 30, 2022. The decrease in revenue is primarily driven by the pass through to customers of lower input costs and unfavorable volume/mix effects (lower ends volume).

Cost of sales

Cost of sales in the three months ended June 30, 2023 increased by $7 million, or 1%, to $1,146 million, compared with $1,139 million in the three months ended June 30, 2022. Pre-exceptional cost of sales decreased by $14 million, or 1% from the prior period. The decrease in pre-exceptional cost of sales is principally due to decreased revenue as noted above and lower input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended June 30, 2023 decreased by $55 million, or 34%, to $109 million, compared with $164 million in the three months ended June 30, 2022. Gross profit percentage in the three months ended June 30, 2023 decreased by 390 basis points to 8.7%, compared with 12.6% in the three months ended June 30, 2022. Excluding exceptional cost of sales, gross profit percentage in the three months ended June 30, 2023 decreased by 220 basis points to 11.6% compared with 13.8% in the three months ended June 30, 2022, as a result of the items outlined above in revenue and cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended June 30, 2023 increased by $6 million, or 11%, to $63 million, compared with $57 million in the three months ended June 30, 2022. The increase in sales, general and administration expenses was primarily due to higher external consulting costs and salary accruals. Excluding exceptional items, sales, general and administration expenses increased by $7 million. Exceptional sales, general and administration expenses decreased by $1 million, due to lower transaction-related and other costs.

Ardagh Metal Packaging S.A.

Intangible amortization

Intangible amortization in the three months ended June 30, 2023 of $35 million is consistent with the three months ended June 30, 2022.

Operating profit

Operating profit in the three months ended June 30, 2023 decreased by $61 million, or 85% to $11 million, compared with an operating profit of $72 million in the three months ended June 30, 2022, due to lower gross profit and higher sales, general and administration expenses as outlined above.

Net finance (expense)/income

Net finance expense in the three months ended June 30, 2023 increased by $63 million to $23 million compared with $40 million net finance income in the three months ended June 30, 2022. Net finance expense/(income) in the three months ended June 30, 2023 and 2022 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2023	2022
Interest expense	33	25
Net pension interest costs	1	1
Gains on derivative financial instruments	(1)	—
Foreign currency translation losses	2	3
Other net finance expense	14	5
Net finance expense before exceptional items	49	34
Exceptional finance income	(26)	(74)
Net finance expense/(income)	23	(40)

Interest expense in the three months ended June 30, 2023, increased by $8 million to $33 million, compared with $25 million in the three months ended June 30, 2022. The increase primarily relates to interest expense on the 6.000% Senior Secured Green Notes due 2027 that were issued on June 8, 2022.

Gains on derivative financial instruments in the three months ended June 30, 2023 amounted to $1 million, compared with $nil in the same period in 2022. The gain is related to the Group’s cross currency interest rate swaps (“CCIRS”).

Foreign currency translation losses in the three months ended June 30, 2023 decreased by $1 million, to $2 million, compared with $3 million in the three months ended June 30, 2022, driven by foreign exchange rate fluctuations, primarily the U.S. dollar.

Exceptional finance income in the three months ended June 30, 2023 of $26 million primarily includes gains of $25 million and $2 million on movements in the fair market values and foreign currency, on the Earnout Shares and Warrants, respectively. Exceptional finance income for the three months ended June 30, 2022 of $74 million includes a net $90 million gain and a net $16 million loss on movements in the fair market values and foreign currency, on the Earnout Shares and Warrants, respectively.

Ardagh Metal Packaging S.A.

Income tax credit/(charge)

Income tax credit in the three months ended June 30, 2023 of $2 million, is a movement of $14 million from an income tax charge of $12 million in the three months ended June 30, 2022. The movement of $14 million in the income tax charge is primarily due to a $16 million decrease in income tax charge on profit before exceptional items, attributable to the decrease in profit before exceptional items in the three months ended June 30, 2023, partially offset by a $2 million decrease in exceptional tax credits in the three months ended June 30, 2023.

The effective income tax rate (“ETR”) on profit before exceptional items for the three months ended June 30, 2023 was 0%, compared with a tax rate of 28% for the three months ended June 30, 2022. The decrease in ETR primarily relates to the decrease in profit before exceptional items, resulting in a profit before exceptional items of $2 million and $nil income tax charge in the three months ended June 30, 2023.

(Loss)/profit for the period

As a result of the items described above, the Group recognized a loss of $10 million for the three months ended June 30, 2023, compared with a profit of $100 million in the three months ended June 30, 2022.

Six months ended June 30, 2023 compared with six months ended June 30, 2022:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2023	2022
Revenue	2,386	2,440
Cost of sales	(2,164)	(2,139)
Gross profit	222	301
Sales, general and administration expenses	(128)	(117)
Intangible amortization	(70)	(71)
Operating profit	24	113
Net finance (expense)/income	(46)	63
(Loss)/profit before tax	(22)	176
Income tax credit/(charge)	11	(19)
(Loss)/profit for the period	(11)	157

Revenue

Revenue in the six months ended June 30, 2023 decreased by $54 million, or 2%, to $2,386 million, compared with $2,440 million in the six months ended June 30, 2022. The decrease in revenue is primarily driven by the pass through to customers of lower input costs and unfavorable foreign currency translation effects of $29 million, partly offset by favorable volume/mix effects.

Ardagh Metal Packaging S.A.

Cost of sales

Cost of sales in the six months ended June 30, 2023 increased by $25 million, or 1%, to $2,164 million, compared with $2,139 million in the six months ended June 30, 2022. The increase in cost of sales is principally due to higher exceptional cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the six months ended June 30, 2023 decreased by $79 million, or 26%, to $222 million, compared with $301 million in the six months ended June 30, 2022. Gross profit percentage in the six months ended June 30, 2023 decreased by 300 basis points to 9.3%, compared with 12.3% in the six months ended June 30, 2022. Excluding exceptional cost of sales, gross profit percentage in the six months ended June 30, 2023 decreased by 230 basis points to 11.3% compared with 13.6% in the six months ended June 30, 2022, as a result of the items outlined above in revenue and  cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the six months ended June 30, 2023 increased by $11 million, or 9%, to $128 million, compared with $117 million in the six months ended June 30, 2022. Excluding exceptional items, sales, general and administration expenses increased by $7 million, or 6% to $116 million, compared with $109 million in the six months ended June 30, 2022. This increase in pre-exceptional sales, general and administration expenses was due to higher external consulting costs and salary accruals. Exceptional sales, general and administration expenses increased by $4 million, primarily due to a legal settlement in the current year of $6 million.

Intangible amortization

Intangible amortization in the six months ended June 30, 2023 decreased by $1 million, or 1%, to $70 million, compared with $71 million in the six months ended June 30, 2022, primarily due to foreign exchange effects.

Operating profit

Operating profit in the six months ended June 30, 2023 decreased by $89 million, or 79%, to $24 million, compared with an operating profit of $113 million in the six months ended June 30, 2022, primarily due to lower gross profit and higher sales, general and administration expenses as outlined above.

Ardagh Metal Packaging S.A.

Net finance expense(/income)

Net finance expense in the six months ended June 30, 2023 increased by $109 million to $46 million compared with $63 million net finance income in the six months ended June 30, 2022. Net finance expense/(income) in the six months ended June 30, 2023 and 2022 comprised the following:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2023	2022
Interest expense	66	48
Net pension interest costs	2	2
Losses on derivative financial instruments	3	–
Foreign currency translation losses	4	4
Other net finance expense	24	8
Net finance expense before exceptional items	99	62
Exceptional finance income	(53)	(125)
Net finance expense/(income)	46	(63)

Interest expense in the six months ended June 30, 2023, increased by $18 million to $66 million, compared with $48 million in the six months ended June 30, 2022. The increase primarily relates to interest expense on the 6.000% Senior Secured Green Notes due 2027 that were issued on June 8, 2022.

Losses on derivative financial instruments in the six months ended June 30, 2023 amounted to $3 million compared with $nil in the same period in 2022. The loss is related to the Group’s CCIRS.

Foreign currency translation losses in the six months ended June 30, 2023 were $4 million in the six months ended June 30, 2022 which is in line with the prior period.

Exceptional finance income in the six months ended June 30, 2023 of $53 million primarily includes gains of $49 million gain and $5 million on movements in the fair market values and foreign currency, on the Earnout Shares and Warrants, respectively. Exceptional finance income for the six months ended June 30, 2022 of $125 million includes a net $146 million gain and a net $21 million loss on movements in the fair market values and foreign currency, on the Earnout Shares and Warrants, respectively.

Income tax credit/(charge)

Income tax credit in the six months ended June 30, 2023 of $11 million, is a movement of $30 million from an income tax charge of $19 million in six months ended June 30, 2022. The movement of $30 million in the income tax charge is due to a $30 million decrease in income tax charge on profit before exceptional items, primarily attributable to the decrease in profit before exceptional items in the six months ended June 30, 2023.

The ETR on loss before exceptional items for the six months ended June 30, 2023 was 31%, compared with a tax rate of 28% on profit before exceptional items for the six months ended June 30, 2022. The increase in ETR primarily relates to changes in profitability mix in the six months ended June 30, 2023.

(Loss)/profit for the period

As a result of the items described above, the Group recognized a loss of $11 million for the six months ended June 30, 2023, compared with a profit of $157 million in the six months ended June 30, 2022.

Ardagh Metal Packaging S.A.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of (loss)/profit for the period before income tax credit/(charge), net finance expense/(income), depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to (loss)/profit as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the (loss)/profit for the period to Adjusted EBITDA see Note 4 – Segment analysis of the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2023.

Adjusted EBITDA in the three months ended June 30, 2023 decreased by $30 million, or 17%, to $151 million, compared with $181 million in the three months ended June 30, 2022. Adjusted EBITDA decreased by $30 million principally due to higher operating and input costs, partly offset by favorable volume/mix effects.

Adjusted EBITDA in the six months ended June 30, 2023 decreased by $45 million, or 14%, to $281 million, compared with $326 million in the six months ended June 30, 2022. Excluding unfavorable foreign currency translation effects of $3 million, Adjusted EBITDA decreased by $42 million principally due to higher operating costs and unfavorable volume/mix effects (impact of IFRS 15 contract asset).

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses, finance income and income tax credits:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Start-up related and other costs	11	16	21	30
Impairment - property, plant and equipment	11	–	11	–
Restructuring costs	15	–	15	–
Exceptional items – cost of sales	37	16	47	30
Transaction-related and other costs	3	4	12	8
Exceptional items – SG&A expenses	3	4	12	8
Exceptional finance income	(26)	(74)	(53)	(125)
Exceptional items – finance income	(26)	(74)	(53)	(125)
Exceptional income tax credit	(2)	(4)	(6)	(6)
Total exceptional items, net of tax	12	(58)	–	(93)

ss

Exceptional items of $6 million, before tax, have been recognized in the six months ended June 30, 2023, primarily comprising:

●	$21 million start-up related and other costs in the Americas ($14 million) and Europe ($7 million), primarily relating to the Group’s investment programs.

Ardagh Metal Packaging S.A.

●	$11 million and $15 million relating to the impairment of property, plant and equipment and restructuring costs respectively, in Europe following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility.
●	$12 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group S.A.’s acquisition of the beverage can business and $6 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$53 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Public Warrants and Private Warrants.
●	Tax credits of $6 million have been incurred relating to the above exceptional items.

Exceptional items of $87 million, before tax, have been recognized in the six months ended June 30, 2022 primarily comprising:

●	$30 million start-up related and other costs in Europe ($16 million) and the Americas ($14 million), primarily relating to the Group’s investment programs.
●	$8 million transaction-related and other costs, primarily relates to professional advisory fees in relation to costs related to transformation initiatives.
●	$125 million net exceptional finance income relates to a gain on movements in the fair market values of $146 million on the Earnout Shares and Public and Private Warrants, partly offset by a foreign currency loss of $21 million thereon.
●	Tax credits of $6 million have been incurred relating to the above exceptional items.

Segment information

Three months ended June 30, 2023 compared with three months ended June 30, 2022

Segment results for the three months ended June 30, 2023 and 2022 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2023	2022	2023	2022
Europe	555	533	64	61
Americas	700	770	87	120
Group	1,255	1,303	151	181

Revenue

Europe. Revenue increased by $22 million, or 4%, to $555 million in the three months ended June 30, 2023, compared with $533 million in the three months ended June 30, 2022. The increase in revenue was principally due to the pass through of higher input costs and favorable volume/mix effects.

Americas. Revenue decreased by $70 million, or 9%, to $700 million in the three months ended June 30, 2023, compared with $770 million in the three months ended June 30, 2022. The decrease in revenue principally reflected the pass through of lower input costs and unfavorable volume/mix impacts (lower ends volume).

Ardagh Metal Packaging S.A.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $3 million, or 5%, to $64 million in the three months ended June 30, 2023, compared with $61 million in the three months ended June 30, 2022. The increase in Adjusted EBITDA was principally due to favorable volume/mix effects, partly offset by input cost headwinds and higher operating costs.

Americas. Adjusted EBITDA decreased by $33 million, or 28%, to $87 million in the three months ended June 30, 2023, compared with $120 million in the three months ended June 30, 2022. The decrease was primarily driven by higher operating costs, input cost headwinds and unfavorable volume/mix effects (lower ends volume).

Six months ended June 30, 2023 compared with six months ended June 30, 2022

Segment results for the six months ended June 30, 2023 and 2022 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2023	2022	2023	2022
Europe	1,041	1,032	113	117
Americas	1,345	1,408	168	209
Group	2,386	2,440	281	326

Revenue

Europe. Revenue increased by $9 million, or 1%, to $1,041 million in the six months ended June 30, 2023, compared with $1,032 million in the six months ended June 30, 2022. Excluding unfavorable foreign currency translation effects of $29 million, revenue increased by $38 million, principally due to the pass through of higher input costs, partly offset by unfavorable volume/mix effects (impact of IFRS 15 contract asset).

Americas. Revenue decreased by $63 million, or 4%, to $1,345 million in the six months ended June 30, 2023, compared with $1,408 million in the six months ended June 30, 2022. The decrease in revenue principally reflected the pass through of lower input costs, partly offset by favorable volume/mix effects.

Adjusted EBITDA

Europe. Adjusted EBITDA decreased by $4 million, or 3%, to $113 million in the six months ended June 30, 2023, compared with $117 million in the six months ended June 30, 2022. Excluding unfavorable foreign currency translation effects of $3 million, the decrease in Adjusted EBITDA was principally due to higher operating costs and unfavorable volume/mix effects (impact of IFRS 15 contract asset), partly offset by input cost recovery.

Americas. Adjusted EBITDA decreased by $41 million, or 20%, to $168 million in the six months ended June 30, 2023, compared with $209 million in the six months ended June 30, 2022. The decrease was primarily driven by higher operating costs, input cost headwinds and unfavorable volume/mix effects (impact of IFRS 15 contract asset).

Ardagh Metal Packaging S.A.

Liquidity and capital resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements at June 30, 2023:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	489	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	543	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	USD	407	06-Aug-26	Revolving	—	70	337
Lease obligations	Various	—	—	Amortizing	—	392	—
Other borrowings	Various	—	Rolling	Amortizing	—	40	—
Total borrowings						3,784	337
Deferred debt issue costs						(33)	—
Net borrowings						3,751	337
Cash, cash equivalents and restricted cash						(182)	182
Derivative financial instruments used to hedge foreign currency and interest rate risk						12	—
Net debt / available liquidity						3,581	519

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending June 30, 2024.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	June 30, 2024
		(in millions)			(in $ millions)
Global Asset Based Loan Facility	USD	407	06-Aug-26	Revolving	70
Lease obligations	Various	—	—	Amortizing	65
Other borrowings	Various	—	Rolling	Amortizing	5
Minimum net repayment					140

The Group generates substantial cash flow from its operations and had $182 million in cash, cash equivalents and restricted cash at June 30, 2023.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other credit facilities and dividend payments for at least the next twelve months. In addition, we believe that we will be able to

Ardagh Metal Packaging S.A.

fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

Cash flows

The following table sets forth a summary of our cash flow for the six months ended June 30, 2023 and 2022:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2023	2022
Operating profit	24	113
Depreciation and amortization	198	175
Exceptional operating items	59	38
Movement in working capital (1)	(175)	(395)
Exceptional costs paid, including restructuring	(32)	(34)
Cash flows from/(used in) operations	74	(103)
Net interest paid (2)	(82)	(51)
Settlement of foreign currency derivative financial instruments (2)	(11)	30
Income tax paid	(15)	(15)
Cash flows used in operating activities	(34)	(139)

Capital expenditure (3)	(222)	(286)
Net cash used in investing activities	(222)	(286)

Proceeds from borrowings	70	700
Repayment of borrowings	(12)	(109)
Deferred debt issue costs paid	(2)	(6)
Lease payments	(38)	(26)
Dividends paid	(131)	(121)
Treasury shares purchased	–	(3)
Other financing activities	–	(1)
Net cash (outflow)/inflow from financing activities	(113)	434

Net (decrease)/increase in cash, cash equivalents and restricted cash	(369)	9

Cash, cash equivalents and restricted cash at beginning of period	555	463
Foreign exchange losses on cash, cash equivalents and restricted cash	(4)	(36)
Cash, cash equivalents and restricted cash at end of period	182	436

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Prior year amounts which had been included in Interest paid previously have been reclassified to conform to the current year presentation.
(3)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment. Capital expenditure for the six months ended June 30, 2023 includes $160 million (2022: $237 million) related to the Group’s growth investment program.

Ardagh Metal Packaging S.A.

Cash flows used in operating activities

Cash flows used in operating activities decreased by $105 million to $34 million in the six months ended June 30, 2023, from $139 million in the same period in 2022. The decrease was mainly due to a decrease in operating profit of $89 million, an increase in depreciation and amortization of $23 million, an increase in exceptional operating items of $21 million, a decrease in working capital outflows of $220 million, a decrease in exceptional costs paid, including restructuring of $2 million, higher interest payments of $31 million, and higher outflows from settlements of foreign currency derivative financial instruments of $41 million.

Cash flows used in investing activities

Cash flows used in investing activities decreased by $64 million to $222 million in the six months ended June 30, 2023, compared with $286 million in the same period in 2022 that was mainly driven by the effect of timing on projects relating to the Group’s growth investment program, partly offset by higher maintenance capital expenditure.

Net cash (outflow)/inflow from financing activities

Net cash from financing activities represents an outflow of $113 million in the six months ended June 30, 2023 compared with an $434 million inflow in the same period in 2022.

Proceeds from borrowings of $70 million reflects the draw down of the Group’s Global Asset Based Loan Facility during the six months ended June 30, 2023.

Repayment of borrowings of $12 million reflects the repayment of $12 million of other borrowings during the six months ended June 30, 2023.

Lease payments of $38 million in the six months ended June 30, 2023, increased by $12 million compared to $26 million in the six months ended June 30, 2022, reflecting increased principal repayments on the Group’s lease obligations.

In the six months ended June 30, 2023, the Company paid cash dividends to shareholders of $131 million (2022: $121 million). On February 21, 2023, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $60 million was paid on March 28, 2023 to shareholders of record on March 14, 2023. On February 21, 2023, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on March 28, 2023. On April 25, 2023, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $59 million was paid on June 28, 2023 to shareholders of record on June 14, 2023. On April 25, 2023, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on June 28, 2023

Working capital

In the six months ended June 30, 2023, the working capital outflow during the period decreased by $220 million to $175 million, from an outflow of $395 million for the six months ended June 30, 2022. The decrease is mainly due to lower ouflows in trade receivables and inventories, partly offset by higher outflows of trade payables, compared with the same period in 2022.

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring, in the six months ended June 30, 2023 decreased by $2 million to $32 million, compared with $34 million in the six months ended June 30, 2022. In the six months ended June 30, 2023, amounts paid of $32 million comprised $22 million of start-up costs mainly relating to the Group’s growth investment program, $8 milion of transaction related costs and $2 million of other costs.

Ardagh Metal Packaging S.A.

Income tax paid

Income tax paid during the six months ended June 30, 2023 of $15 million is consistent with the six months ended June 30, 2022.

Capital expenditure

	(in $ millions)
	Six months ended June 30,
	2023	2022
Europe	113	93
Americas	109	193
Net capital expenditure	222	286

Capital expenditure for the six months ended June 30, 2023 decreased by $64 million to $222 million, compared with $286 million for the six months ended June 30, 2022. The decrease was mainly driven by the effect of timing on projects relating to the Group’s growth investment program, partly offset by higher maintenance capital expenditure. Capital expenditure for the six months ended June 30, 2023 includes $160 million related to the growth investment program.

In Europe, capital expenditure in the six months ended June 30, 2023 was $113 million compared with $93 million in the same period in 2022, with the increase primarily attributable to the Group’s growth investment program. In Americas capital expenditure in the six months ended June 30, 2023 was $109 million, compared with $193 million in the same period in 2022, with the decrease primarily attributable to the timing of project cash flows in relation to the Group’s growth investment program, partly offset by higher maintenance capital expenditure.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $591 million were sold under these programs at June 30, 2023 (December 31, 2022: $530 million).

Trade Payables Processing

Certain of our suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and our suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

Ardagh Metal Packaging S.A.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain estimates and “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this document from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

changes in the political, credit, financial and/or economic environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products; competition from other metal packaging producers and alternative forms of packaging; increases in metal beverage cans manufacturing capacity without corresponding increases in demand; concentration of our customers and further consolidation of our existing customer base; changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements; varied seasonal demands for our products and unseasonable weather conditions; availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass-through input costs; stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war; reliance on our suppliers and their ability to make timely deliveries due to factors such as supply chain disruption; currency, interest rate and commodity price fluctuations; interruption in the operations of our production facilities; future acquisitions, including with respect to successful integration; a significant write down of goodwill; data protection, data breaches, cyber attacks on our information technology systems and network disruptions, including the costs and reputational harm associated with such events; impact of climate change, both physical and transitional; environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us; legislation and regulation, including costs of compliance and changes to laws and regulations governing our business; workplace injury and illness claims at our production facilities; litigation, arbitration and other proceedings; changes in consumer lifestyle, nutritional preferences, health-related concerns and consumer taxation; costs and future funding obligations associated with post-retirement benefits provided to our employees; organized strikes or work stoppages by our unionized employees; failure of our control measures and systems that result in faulty or contaminated products; non-existent, insufficient or prohibitively expensive insurance coverage; dependence on our executive and senior management, and personnel and other risks and uncertainties described in the risk factors described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the us with the SEC.

Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not assume any obligation to update or supplement any particular forward-looking statements contained in this document.

Ardagh Metal Packaging S.A.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Ardagh Metal Packaging S.A.